United States securities and exchange commission logo





                             April 28, 2023

       Steven Cunningham
       Chief Financial Officer
       Enova International, Inc.
       175 West Jackson Blvd.
       Chicago, IL 60604

                                                        Re: Enova
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-35503

       Dear Steven Cunningham:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 24, 2023

       Bank Programs, page 2

   1. Please tell us and revise future filings, here or in MD&A, to discuss the number of and any significant
reliance on a particular bank partner and quantify the amount of revenue earned and loans
purchased through your bank partner program for each period presented and discuss any trends.
Please refer to Item 303(a) of Regulation S-K and SEC Release
                                                        No. 33-8350 for
guidance.
       Our Markets, page 2

   2. Please tell us and revise future filings, here or in MD&A, to disclose any concentration of originations by state.
 Steven Cunningham
FirstName   LastNameSteven Cunningham
Enova International, Inc.
Comapany
April       NameEnova International, Inc.
       28, 2023
April 228, 2023 Page 2
Page
FirstName LastName
Products and Services, page 2

3. Please tell us and revise future filings to provide additional information for each significant loan product to allow an investor to understand the nature of your loan products. At a minimum, discuss the estimated average contractual term, the typical payment structure (e.g. - regular payments that amortize the loan to zero at maturity, interest-only payments, a single payment at maturity, etc.), the typical of fees or interest
         charged (e.g.     fixed interest rates, variable interest rates,
one-time fee based on the
         principal amount, etc.), and the estimated annual percentage rate, average yield earned or average interest rate charged per loan. Please clarify if any significant loan product includes a single-pay structure and provide the key terms of this loan product. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.
Marketing, page 8

4. We note your disclosure that you have increased the percentage of loans sourced through direct marketing to 41% in 2022 and your disclosure on page 22 that the success of your business depends substantially on the willingness and ability of lead providers or marketing affiliates to provide you with customer leads at acceptable prices. Please tell us and revise future filings, here or in MD&A, to:

                disclose the percentage of loans sourced through each of your marketing channels for each period presented and discuss any trends, and
                discuss the number of and any significant reliance on a particular marketing partner.

         Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.
CFPB, page 13

5. We note your disclosure that you remain subject to restrictions and obligations, including a prohibition from engaging in certain conduct, related to a January 25, 2019 Consent
         Order with the CFPB. Please tell us and revise future filings to disclose each significant provision under the terms of the Consent Order, the actions you have taken or you plan to take to comply with each provision and the current status of your compliance.
         Additionally, please discuss how your actions will impact future financial results and trends including credit quality trends and discuss what the steps needed for the CFPB to terminate the Consent Order.
Results of Operations, page 43

6. We note your disclosure on page 73 that revenue includes: interest income, finance
         charges, fees for services provided through the Company   s CSO
programs, revenue on
         RPAs, service charges, draw fees, minimum billing fees, purchase fees, origination fees, late fees and non-sufficient funds fees. Noting the different nature the sources of revenue, please tell us and revise future filings to separately disclose each significant revenue
 Steven Cunningham
FirstName   LastNameSteven Cunningham
Enova International, Inc.
Comapany
April       NameEnova International, Inc.
       28, 2023
April 328, 2023 Page 3
Page
FirstName LastName
         amount for each period presented and discuss any trends. Please refer to Item 303(a) of
         Regulation S-K and SEC Release No. 33-8350 for guidance.
Loan and Finance Receivable Balances, page 48

7. Please tell us and revise future filings to explain the relationship between the average loan and finance receivable origination amount in the table at the bottom of page 49 and the average amount outstanding per loan and finance receivable amount in the table at the top of page 49. Specifically describe why the origination amount is significantly smaller than the amount outstanding.
Consumer Loans and Finance Receivables, page 51

8. We note your discussion of the different revenue and credit characteristics of line of credit products here and in the small business loans section on page 54. Please tell us and revise future filings to disclose the information presented in the tables on pages 51 -54 separately for installment loans, lines of credit, and any other material loan product. Please refer to
         Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.
9. We note your discussion related to the impact that the amount of originations has on your profitability and credit trends. Please tell us and revise future filings to include the amount of originations in the tables on pages 51-54 by loan product and discuss any trends. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for
         guidance.
10. We note your discussion during your 2022 fourth quarter earnings conference call that originations from new customers during the quarter was 42% of total originations and your disclosure on page 52 that new customers typically have a higher default rate than returning customers. Please tell us and revise future filings to quantify, for each period presented, the dollar amount and percentage of originations by new customer and returning customers. To the extent there is a significant difference, please clarify if returning customers typically represent renewals of existing loans or new loans.
11. We note your discussion on page 6 that if a loan is renewed or refinanced, it is considered a new loan. Please tell us and revise your disclosure of significant accounting policies in your financial statements in future filings to discuss how you determine whether a renewal is accounted for as a new loan or as a modification. Please tell us the guidance you considered in making your determination.
Current and Delinquent Loans and Finance Receivables, page 74

12. To the extent material, please tell us and revise future filings, here or in MD&A, to disclose the amount of payment deferrals in each period presented and the impact on financial results and trends.
 Steven Cunningham
Enova International, Inc.
April 28, 2023
Page 4
Note 3. Loans and Finance Receivables, page 80

13. Please tell us and revise future filings to disclose the amount of accrued interest and fees included in the principal balances in the table on the bottom of page
80.
14.      Please tell us and revise future filings to clarify if    Originations
and acquisitions    in the
         rollforward on page 81 is presented on a cost basis or a fair value basis.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 with any questions.



FirstName LastNameSteven Cunningham                              Sincerely,
Comapany NameEnova International, Inc.
                                                                 Division of
Corporation Finance
April 28, 2023 Page 4                                            Office of
Finance
FirstName LastName